Exhibit 99.1

ESSA to Present at 29th Annual Roth Conference and Rodman & Renshaw Premier Series - A Future Without Cancer

HOUSTON and VANCOUVER, March 14, 2017 /CNW/ - ESSA Pharma Inc. (TSX: EPI, NASDAQ: EPIX) ("ESSA" or the "Company") a clinical stage company focused on the development of small molecule drugs for the treatment of cancer, today announced that David R. Parkinson, President and Chief Executive Officer will be presenting at the 29TH Annual Roth Conference on Wednesday March 15th at 11:30am in Laguna Beach, CA and at Rodman & Renshaw Premier Series – A Future Without Cancer on Friday March 17th at 2:00pm  in Palm Beach, FL.

Dr. Parkinson will provide a corporate overview of the Company's business and will be available for one-on-one meetings during the conference.  ESSA's Chief Operating Officer, Peter Virsik, will be also in attendance.

Event:	29th Annual Roth Conference
Presentation Date:	Wednesday March 15, 2017
Presentation Time:	11:30am PT
Location:	Ritz Carleton Laguna Nigel, Dana Point, CA

Event:	Rodman & Renshaw for Premier Series – A Future Without Cancer
Presentation Date:	Friday March 17, 2017
Presentation Time:	2:00pm ET
Location:	Eau Resort & Spa, Palm Beach, FL

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company's upcoming Phase 1/2 clinical trial; expectations regarding the initiation of the Phase 2 dose expansion study; receipt of additional CPRIT funds; and the implementation of the Company's business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2016 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/14/c3829.html

%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962; Peter Virsik, Executive Vice President & Chief Operating Officer, Tel: (832) 831-5958

CO: ESSA Pharma Inc

CNW 16:30e 14-MAR-17